UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

March 2015 Up 12.3% Year over Year

Mexico City, April 7, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for March 2015 increased by 12.3% when compared to March 2014.

This announcement reflects comparisons between March 1 through March 31, 2015 and 2014. Transit and general aviation passengers are excluded. During 2014, the impact of Holy Week on passenger traffic began on April 11, while in 2015 it began on March 27.

Domestic
Airport	March 2014	March 2015	% Change
Cancún	348,463	417,993	20.0
Cozumel	5,266	7,552	43.4
Huatulco	29,601	41,481	40.1
Mérida	104,021	121,672	17.0
Minatitlán	19,185	19,917	3.8
Oaxaca	36,790	47,763	29.8
Tapachula	14,014	20,344	45.2
Veracruz	80,614	93,585	16.1
Villahermosa	79,638	101,995	28.1
Total Domestic	717,592	872,302	21.6

International
Airport	March 2014	March 2015	% Change
Cancún	1,274,979	1,383,395	8.5
Cozumel	64,453	59,872	(7.1)
Huatulco	19,499	21,405	9.8
Mérida	11,387	10,639	(6.6)
Minatitlán	662	767	15.9
Oaxaca	5,318	5,597	5.2
Tapachula	1,051	930	(11.5)
Veracruz	7,145	6,564	(8.1)
Villahermosa	5,103	4,671	(8.5)
Total International	1,389,597	1,493,840	7.5

ASUR Page 1 of 2

Total
Airport	March 2014	March 2015	% Change
Cancún	1,623,442	1,801,388	11.0
Cozumel	69,719	67,424	(3.3)
Huatulco	49,100	62,886	28.1
Mérida	115,408	132,311	14.6
Minatitlán	19,847	20,684	4.2
Oaxaca	42,108	53,360	26.7
Tapachula	15,065	21,274	41.2
Veracruz	87,759	100,149	14.1
Villahermosa	84,741	106,666	25.9
ASUR Total	2,107,189	2,366,142	12.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

 ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 7, 2015